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               DANAHER CORPORATION AND ACME-CLEVELAND CORPORATION
                AGREE TO DANAHER'S ACQUISITION OF ACME-CLEVELAND
                                AT $30 PER SHARE
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     WASHINGTON, D.C., June 3, 1996 -- Danaher Corporation (NYSE:DHR) and Acme-
Cleveland Corporation (NYSE:AMT) announced a definitive merger agreement dated May 31, 1996 under which Danaher is amending its outstanding tender offer to increase the offer price from $27 to $30 per share in cash for all outstanding Acme-Cleveland shares and stock purchase rights not owned by Danaher. Holders of any Acme-Cleveland shares not owned by Danaher after the tender offer will receive $30 per share in a merger. The transaction has a total equity value, including the Acme-Cleveland shares already owned by Danaher, of approximately $200 million.

     The directors of Acme-Cleveland have unanimously approved the merger agreement. The directors were advised by Goldman, Sachs, Acme-Cleveland's financial advisor.

     "We are pleased we have reached agreement with Acme-Cleveland," George M. Sherman, President and Chief Executive Officer of Danaher Corporation said. "Acme-Cleveland will fit well with our process/environmental controls segment."

     David L. Swift, Chairman, President and Chief Executive Officer of Acme-Cleveland Corporation, said: "In acquiring Acme-Cleveland, Danaher is getting a group of attractive companies with good growth prospects and an excellent cadre of talented people. Our Board has worked actively and successfully to optimize shareholder value."

     Acme-Cleveland has amended its common stock purchase rights so that they will not be triggered by the amended offer. The amended offer remains subject to the acquisition of a majority of Acme-Cleveland shares on a fully diluted basis, including shares owned by Danaher, approval by Acme-Cleveland's shareholders under the Ohio Control Share Acquisition Law, and to certain other conditions. Acme-Cleveland has set July 2, 1996 as the date for such Control Share Acquisition meeting and June 13, 1996 as the record date for such meeting.

     Danaher's current tender offer was scheduled to expire on June 5. The amended offer will expire at 5 p.m. on July 2, 1996, unless the offer is further extended. Danaher said that approximately 55,000 Acme-Cleveland shares had been tendered as of the close of business on May 31, 1996.

     Acme-Cleveland Corporation manufactures and sells communication, motion control, and measurement products and systems, and related parts and services.

     Danaher Corporation is a leading manufacturer of Tools and Components, and Process/Environmental Controls.